content="text/html; charset=iso-8859-1"> W.Hellmann Form 4 1-21-2003
FORM 4

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

(Last)	Hellmann
(First)	William
(Middle)	E.
(Street)	15415 Shelbyville Road
(City)	Louisville
(State)	Kentucky
(Zip)	40245

2.   Issuer Name and Ticker or Trading Symbol

(Issuer Name)	Steel Technologies Inc.
(Ticker or Trading Symbol)	STTX

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

(I.D. Number)	###-##-####

4.   Statement for Month/Day/Year

(Month/Day)	January 21
(Year)	2003

5.   If Amendment, Date of Original (Month/Day/Year)

(Month/Day)
(Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
X

X	(Director)
(Officer, give title below)

(10% Owner)
(Other, specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
X

X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/21/03		A		158	(A)	$14.22	5,631	(D)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock*		12/7/02		A	V	9				Common	9	$16.91	1,642	(D)

Explanation of Responses:   *Deferred receipt of share acquired under the non-employee director plan, which is a Rule 16B-3 Plan.

/s/ William E. Hellmann	1/22/03
**Signature of Reporting Person	Date

William E. Hellmann

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.